

December 9, 2010

Shirley Singleton
Chief Executive Officer
Edgewater Technology, Inc.
20 Harvard Mill Square
Wakefield, MA 01880

   Re: **Edgewater Technology, Inc.**
       Form 10-K for the Fiscal Year Ended December 31, 2009
       Filed March 15, 2010
       Form 10-Q for the Fiscal Quarter Ended March 31, 2010
       Filed May 13, 2010
       Definitive Proxy Statement on Schedule 14A
       Filed April 20, 2010
       Form 8-K/A Filed March 19, 2010
       File No. 000-20971

Dear Ms. Singleton:

   We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Operations for the Years Ended December 31, 2009, 2008 and 2007, page 37

1.   We note your additional disclosure of share-based compensation on the face of the Consolidated Statements of Operations which includes a total of share-based compensation. Pursuant to paragraph F of SAB 107, the Staff believes that disclosure

regarding the amount of expense related to share-based payment arrangements might be appropriate in a parenthetical note to the appropriate income statement line items, on the cash flow statement, in the footnotes to the financial statements, or within MD&A. The guidance in SAB 107, however, does not provide for a reconciliation of the share-based compensation expense on the face of the income statement that includes a total of the share-based compensation. Tell us how you considered the guidance in SAB 107 in your current disclosures and tell us how you intend to comply with such guidance in your future filings. In addition, see the Division of Corporation Finance's "Current Accounting and Disclosure Issues" (Updated 11/30/06), Section I.B.2. Please note this comment also applies to the Unaudited Condensed Consolidated Statements of Operations included in the Forms 10-Q for the Fiscal Quarters Ended March 31, June 30 and September 30, 2010.

Item 9A. Controls and Procedures

(c) Changes in Controls and Procedures, page 64

2.   You state that there have been "no significant changes" in your internal control over financial reporting "subsequent to the date of our most recent evaluation." Please note that Item 308(c) of Regulation S-K requires that this disclosure be without qualification as to significance and requires information about changes in the company's last fiscal quarter (the company's fourth fiscal quarter in the case of an annual report). In your response letter, please confirm that there were no changes that materially affected or were reasonably likely to materially affect your internal control over financial reporting during the fourth fiscal quarter of 2009. In addition, confirm that your future periodic filings will include language consistent with Item 308(c) of Regulation S-K.

Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed April 20, 2010)

Overview of Executive Compensation Components, page 23

3.   Please expand your disclosure in future filings to address how each compensation component and your decisions regarding these components impact other elements of compensation. In this regard, please clarify whether you review each element of compensation independently or whether you consider each element collectively with the other elements of your compensation program when establishing the various forms and levels of compensation. See Item 402(b)(1)(vi) of Regulation S-K.

4.   Please indicate whether you currently have a specific policy to guide the allocation of total compensation among the various elements and forms of awards (e.g. cash or equity). If you have a formula of any type, please describe what that formula is. If you have something less than a formula, such as a preference or practice in allocating between cash

and non-cash compensation and among different forms of non-cash compensation, please include an appropriate discussion of any such policies, including analysis of how decisions regarding one type of award motivate the Compensation Committee to award or consider other forms of compensation. Refer to Item 402(b)(2)(ii) of Regulation S-K.

5. In future filings, please elaborate on the role of the Chief Executive Officer in the compensation process. In this regard, we note that Ms. Ranzal-Knowles received a discretionary bonus based upon the Chief Executive Officer's evaluation. Refer to Item 402(b)(2)(xv) of Regulation S-K.

Individual Elements of Compensation 2009 Compensation Decisions, page 25

6. You identify several companies in the benchmarking group without clarifying whether they constitute some or all of the companies in the group. In future filings, please disclose all of the companies in the peer group. Note that where the Compensation Committee sets the benchmark at a certain range or percentile of the compensation provided by the component companies, the range or percentile should be disclosed. See Item 402(b)(2)(xiv) of Regulation S-K. In this regard, we note your statements on page 25-26 that salary ranges are periodically compared to the salaries paid for comparable positions and that you seek to attain total current compensation "in line with peer pay levels." Please address in quantitative terms how total compensation, and the relevant elements thereof, compared to the benchmark.

7. You indicate that twenty percent of each named executive officer's overall incentive bonus opportunity was "discretionary, and was authorized for satisfaction of individual executive management objectives" specifically set for each executive. Please expand your disclosure in future filings to provide detail regarding the individual executive management objectives used to determine bonus awards for each of your named executive officers. Ensure that the discussion includes an analysis of whether the individual performance objectives were met and how it contributed to actual compensation for each of the named executed officers. In this regard, we note that none of the executive officers, other than Ms. Ranzal-Knowles, received an incentive bonus for fiscal 2009 "in light of 2009 consolidated operating performance" but it is unclear whether any of these executive officers satisfied their pre-established Executive Management Bonus Opportunities. See Item 402(b)(2)(vii) of Regulation S-K.

Summary Compensation Table, page 32

8. In an October 4, 2010 article, The Boston Globe reported that you disclosed incorrect executive compensation amounts in your recent proxy statement. We have reviewed the compensation amounts you reported in your proxy statement and it appears that the amounts are incorrect. Please contact us no later than 10 days from the date of this letter

to tell us what actions you plan to take to correct your executive compensation disclosure or, if you do not plan to correct it, your reasons for reaching your conclusion that it is not appropriate to do so.

Employment and Severance Agreements, page 34

9.   We note that you have not described any employment or severance arrangements with Messrs. Gallo or Rhodes, who resigned in fiscal year 2009. Please tell us whether any payments were provided to such officers in connection with their departures. See Item 402(j) of Regulation S-K.

Item 13. Certain Transactions, and Director Independence, (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed April 20, 2010)

Certain Transactions, page 38

10.   You do not appear to provide disclosure regarding your policies and procedures for review, approval, or ratification of related party transactions required to be reported under Item 404(a) of Regulation S-K. Please refer to Item 404(b) of Regulation S-K and advise.

Item 15. Exhibits, Financial Statement Schedules, page 66

11.   You state that you derive a substantial portion of your revenues from a channel relationship with Oracle under the Oracle PartnerNetwork Agreement. Given that a modification or termination of this agreement may have a material adverse effect on your results of operations, it appears that you may be substantially dependent upon this agreement. Please tell what consideration you have given to filing this agreement as an exhibit pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

12.   It appears that you have not filed or incorporated by reference the severance agreement with Timothy Oakes. We note that some of this agreement was filed as an exhibit to the company's Form 8-K filed on July 23, 2008. Please ensure that the exhibit index in future filings lists each exhibit required in the Form 10-K. See Regulation S-K Compliance and Disclosure Interpretation Question 146.02.

Form 10-Q for the Fiscal Quarter Ended March 31, 2010

Item 1. Financial Statements

Notes to Unaudited Condensed Consolidated Financial Statements

Note 3. Revenue Recognition, page 6

13.   We note your disclosure on page 7 indicating that software revenue is recognized upon
        the customer's constructive receipt of the purchased software. Please clarify what is
        meant by "constructive" receipt and tell us how your policy complies with ASC 985-605-
        25-3.

14.   For arrangements involving the company's software, maintenance, and/or other services,
        please describe how you allocate arrangement consideration to the various elements,
        including whether you have established vendor-specific objective evidence ("VSOE") of
        fair value for maintenance. If VSOE of fair value for maintenance exists, describe your
        methodology and assumptions used to establish it. If VSOE is based on stated renewal
        rates, then please tell us how you determined the renewal rates are substantive. In this
        regard, please provide the range of renewal rates and tell us what percentage of your
        customers actually renews at such rates. Alternatively, if VSOE is based on stand-alone
        sales, then provide the volume and range of stand-alone sales used to establish VSOE.
        Additionally, please describe your policy for allocating arrangement consideration to
        maintenance when the contractual price for this element does not fall within the
        respective VSOE of fair value range. Please refer to ASC 985-605-25-5, 25-6, 25-9 and
        25-10.

Form 8-K/A Filed March 19, 2010

Exhibit 99.1

Item 9.01(a) Financial Statements of Business Acquired – Audited Financial Statements

15.   We note your disclosure in Item 4.02 of the Form 8-K filed July 16, 2010 that the
        previously issued pre-acquisition audited financial statements of Fullscope, Inc. for the
        periods ended December 31, 2008 and 2007 should no longer be relied upon. Please
        provide us with an update on your evaluation of the impact of the embezzlement activity
        on Fullscope's financial statements and how you considered filing revised financial
        statements, as applicable.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are

in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Haseley, Staff Attorney, at (202) 551-3548, Jan Woo, Staff Attorney, at (202) 551-3453 or me at (202) 551-3406 with any other questions.

Sincerely,

Patrick Gilmore
Accounting Branch Chief